EXHIBIT  11.    STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS
                (UNAUDITED)
                Three and Six Months Ended June 30, 1996 and 1995
                (In thousands, except per share amounts)

                                                             Three months     Six months
                                                              ended 6/30      ended 6/30
                                                             -------------   -------------

Weighted average shares outstanding                          2,124   2,059   2,124   2,049
Net effect of dilutive stock options and warrants based on
the treasury  stock method using average market price           29      63      23      60
                                                             -----   -----   -----   -----
Total weighted average shares                                2,153   2,122   2,147   2,109
                                                             =====   =====   =====   =====
Net income (loss)                                            $ 202   $ (95)  $ 534   $ (89)
                                                             =====   =====   =====   =====
Per share amount                                             $ .09   $(.04)  $ .25   $(.04)
                                                             =====   =====   =====   =====

In calculating weighted average shares, all securities convertible into common stock are excluded if their inclusion would have the effect of increasing the earnings per share amount or decreasing the loss per share amount otherwise
computed.   Fully diluted earnings per share is not presented
because it is immaterial and anti-dilutive in both periods.

For purposes of this schedule, weighted average shares and per share amounts shown for each period presented have been restated to give effect to a 1 for 10 reverse stock split implemented
August 13, 1996.